UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT	MEDIA CONTACT:
Kip E. Meintzer	Chris Navalta
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Technologies Announces Appointment of Mr. Shai Weiss to its Board of Directors

SAN CARLOS, CA – December 17, 2018 Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber-security solutions globally, announced today the appointment of Mr. Shai Weiss to its board of directors.  Mr. Weiss is the appointed Chief Executive Officer of Virgin Atlantic, one of the most innovative airlines in the world.

Mr. Weiss joined Virgin Atlantic as Executive Vice President and Chief Financial Officer in July 2014 From Virgin Management Ltd, where he had been an Investment Partner since 2012 and was a Founding Partner of Virgin Green Fund.

Mr. Weiss has extensive financial and operational expertise. Prior to joining Virgin Group, he held several senior management positions at ntl:Telewest (now Virgin Media), the UK and Europe’s largest cable operator. Mr. Weiss was part of the turn-around of ntl with roles including Managing Director of Consumer Products, Director of Operations, and Director of Financial Planning for the Consumer division. Mr. Weiss was also behind the merger between Virgin Mobile UK and ntl:Telewest and the re-brand to Virgin Media.  Prior to ntl, Mr. Weiss established the European office of early-stage technology venture fund JVP and was a senior associate with Morgan Stanley.

Mr. Weiss will replace David Rubner, who is retiring from Check Point’s board of directors. David has served on our board of directors for 20 years. David has been a founding father of the Israel hi-tech industry, establishing ECI in 1970 and leading it until 2000. We would like to thank David for his long term service on our board and wish Mr. Weiss success in his new role.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2018 Check Point Software Technologies Ltd. All rights reserved         |         P.   2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

December 17, 2018

©2018 Check Point Software Technologies Ltd. All rights reserved         |         P.   3